UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Infonet Services Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

45666T106

(CUSIP Number)

Nigel Paterson
BT Group plc	Eric S. Shube
BT Centre	Allen & Overy LLP
81 Newgate Street	1221 Avenue of the Americas
London, England EC1A 7AJ	New York, New York 10020
+44 20 7356 6390	+1-212-610-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 45666T106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BT Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER Class A Common Stock: 161,403,358 (1) Class B Common Stock: 256,278,184 (1) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 161,403,358 (2) Class B Common Stock: 256,278,184 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 100% (3) Class B Common Stock: 83.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45666T106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON British Telecommunications plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER Class A Common Stock: 161,403,358 (1) Class B Common Stock: 256,278,184 (1) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 161,403,358 (2) Class B Common Stock: 256,278,184 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 100% (3) Class B Common Stock: 83.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.	Pursuant to an Agreement and Plan of Merger dated as of November 8, 2004 (the Merger Agreement), by and among British Telecommunications plc, a company incorporated in England and Wales (British Telecommunications), Blue Acquisition Corp., a Delaware corporation and wholly owned subsidiary of British Telecommunications (Merger Sub), and Infonet Services Corporation, a Delaware corporation (Infonet), and subject to the conditions set forth therein (including approval by stockholders of Infonet and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), Merger Sub will merge with and into Infonet, and Infonet will become a wholly owned subsidiary of British Telecommunications (such events constituting the Merger). 161,403,358 shares of Infonet Class A common stock and 243,847,764 shares of Infonet Class B common stock (and up to an additional 12,430,420 shares of Infonet Class B common stock that may be acquired by the Stockholders (as defined below) pursuant to stock options to acquire shares of Infonet Class B common stock that are or will become exercisable on or before November 8, 2005) (the Shares) are subject to Stockholder Agreements (the Stockholder Agreements) entered into by British Telecommunications and certain stockholders of Infonet (see Schedule B attached hereto) (the Stockholders). Any shares acquired by a Stockholder during the term of the Stockholder Agreement to which such Stockholder is a party is subject to the terms of such Stockholder Agreement. Pursuant to each Stockholder Agreement, the Stockholder in question has agreed, among other things, to vote (or cause to be voted) its or his shares (a) in favor of the Merger, the adoption by Infonet of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (b) against any alternative transaction. Each Stockholder may vote the Shares held by it or him on all other matters. As part of each Stockholder Agreement, the Stockholder has granted an irrevocable proxy to British Telecommunications with respect to the voting of the Shares for the matters covered by the Stockholder Agreement. Certain of the options to purchase shares of Infonet Class B common stock included above have exercise prices above current market prices and are thus not expected to be exercised (and would accordingly not become subject to the irrevocable proxy).

2.	BT Group plc and British Telecommunications expressly disclaim beneficial ownership of any of the shares of Infonet common stock covered by the Stockholder Agreements.

3.	Based on 161,403,358 shares of Infonet Class A common stock being outstanding as of November 2, 2004 (as represented by Infonet in the Merger Agreement discussed in Item 4 below), the number of shares of Infonet Class A common stock indicated represents 100% of the outstanding shares of Infonet Class A common stock. Based on 306,793,546 shares of Infonet Class B common stock being outstanding as of November 2, 2004 (as represented by Infonet in the Merger Agreement discussed in Item 4 below) and the exercise of 12,430,420 shares of Class B common stock by the Stockholders pursuant to stock options to acquire shares of Infonet Class B common stock, the number of shares of Infonet Class B common stock indicated represents approximately 83.5% of the outstanding shares of Infonet Class B common stock. The holders of Class A common stock and the holders of Class B common stock vote together as a single class on all matters to be voted on by the stockholders of Infonet, with the holders of Class A common stock entitled to 10 votes per share and the holders of Class B common stock entitled to one vote per share. Based on the total number of votes available for both Infonet Class A and Class B common stock, and assuming exercise of the 12,430,420 stock options of the Stockholders that are or will become exercisable on or before November 8, 2005, BT Group plc and British Telecommunications would have shared power to vote on the issues covered by the Stockholder Agreements approximately 96.74% of the voting power of the outstanding Infonet common stock. Certain of the options to purchase shares of Infonet Class B common stock included above have exercise prices above current market prices and are thus not expected to be exercised (and would accordingly not become subject to the irrevocable proxy).

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this Statement) relates to the Class A and Class B common stock, par value $0.01 per share, of Infonet Services Corporation, a Delaware corporation (Infonet). The principal executive offices of Infonet are located at 2160 East Grand Avenue, El Segundo, CA, 90245-1022.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c), (f) The name of the companies filing this Statement are BT Group plc, a company incorporated in England and Wales (BT Group) and British Telecommunications plc, a company incorporated in England and Wales (British Telecommunications, and, together with BT Group, the Reporting Persons). The principal business address of the Reporting Persons is BT Centre, 81 Newgate Street, London, EC1A 7AJ, England. BT Group is the holding company for an integrated group of communications businesses and is listed on the London Stock Exchange and the New York Stock Exchange. BT Telecommunications is a wholly owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. The name, citizenship, business address and present principal occupation of each executive officer and director of the Reporting Persons is listed on Schedule A attached hereto.

(d) Neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

(e) Neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As an inducement for British Telecommunications to enter into the Merger Agreement and in consideration thereof, certain stockholders of Infonet listed on Schedule B attached hereto (the Stockholders) entered into Stockholder Agreements dated as of November 8, 2004, forms of which are attached as Exhibit 2 (the Stockholder Agreements). British Telecommunications did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Stockholder Agreements.

ITEM 4. PURPOSE OF TRANSACTION

(a) - (b) Pursuant to an Agreement and Plan of Merger dated as of November 8, 2004 (the Merger Agreement), by and among British Telecommunications, Blue Acquisition Corp., a Delaware corporation and wholly owned subsidiary of British Telecommunications (Merger Sub), and Infonet, and subject to the conditions set forth therein (including approval by stockholders of Infonet and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), Merger Sub will merge with and into Infonet, and Infonet will become a wholly owned subsidiary of British Telecommunications (such events constituting the Merger). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Infonet with Infonet remaining as the surviving corporation (the Surviving Corporation).

As a result of the Merger, each issued and outstanding share of Class A common stock, par value $0.01 per share, of Infonet not owned by British Telecommunications, Merger Sub or Infonet, other than the Appraisal Shares (as defined in the Merger Agreement), will be converted into the right to receive $2.06 in cash, without interest, and each issued and outstanding share of Class B common stock, par value $0.01 per share, of Infonet not owned by British Telecommunications, Merger Sub or Infonet, other than the Appraisal Shares, will be converted into the right to receive $2.06 in cash, without interest (the Merger Consideration). All such shares of Infonet common stock will no longer be outstanding and will automatically be canceled and retired and cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of Infonet common stock.

The Stockholders have, by executing the Stockholder Agreements, agreed to vote the 161,403,358 shares of Infonet Class A common stock and 243,847,764 shares of Infonet Class B common stock severally beneficially owned by the Stockholders (and up to an additional 12,430,420 shares of Infonet Class B common stock that may be acquired by the Stockholders pursuant to stock options to acquire shares of Infonet Class B common stock that are or will become exercisable on or before November 8, 2005) (the Shares) as described below. Pursuant to each Stockholder Agreement, the Stockholder has agreed, at any Infonet stockholders meeting called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, to vote (or cause to be voted) its or his shares, among other things, (a) in favor of the Merger, the adoption by Infonet of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (b) against any alternative transaction. The Stockholders may vote the Shares on all other matters.

The Stockholder Agreements terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms and (c) any amendment or other modification of the Merger Agreement that reduces the amount of the Merger Consideration or provides that the Merger Consideration shall be payable otherwise than in cash. In the event that the Merger Agreement shall have been terminated under circumstances where British Telecommunications is or may become entitled to receive a termination fee, the Stockholder shall pay to British Telecommunications the aggregate consideration received by the Stockholder from the consummation of an alternative transaction, including the fair market value of all shares of the Stockholder disposed of after the termination of the Merger Agreement and prior to the date of such consummation, less the fair market value of the aggregate consideration that would have been issuable or payable to the Stockholder if it had received the Merger Consideration pursuant to the Merger Agreement, reduced by the Stockholder’s pro rata portion of 50% of the aggregate amount realized by the Stockholders from the consummation of any alternative transaction, such reduction not to exceed $35.0 million in the aggregate. In the event that British Telecommunications shall have increased the amount of Merger Consideration payable over that set forth in the Merger Agreement by reason of an alternative takeover proposal, each Stockholder shall pay British Telecommunications an amount equal to the product of the number of the Stockholder’s shares and 100% of the excess, if any, of (a) the per share cash consideration or the per share fair market value of any non-cash consideration received by the Stockholder as a result of the Merger, over (b) the fair market value of the original Merger Consideration.

As part of its Stockholder Agreement, each Stockholder granted an irrevocable proxy to British Telecommunications with respect to the voting of the Shares owned by such Stockholders for the matters covered by the Stockholder Agreements. The purpose of the transactions under the Stockholder Agreements is to enable British Telecommunications and Infonet to consummate the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation until the next annual meeting of stockholders of the Surviving Corporation (or their earlier resignation or removal) and until their respective successors are duly elected and qualified, as the case may be. Upon consummation of the Merger, the officers of Infonet immediately prior to the effective time of the Merger shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified, as the case may be.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Not applicable.

(g) As of the effective time of the Merger, the certificate of incorporation of Infonet will be amended as provided in the Merger Agreement, and, as so amended, such certificate of incorporation will be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The by-laws of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(h)-(i) If the Merger is consummated as planned, the Infonet Class B common stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the New York Stock Exchange.

(j) Other than described above, the Reporting Persons currently have no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement and the Stockholder Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement and the forms of Stockholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As a result of the Stockholder Agreements, the Reporting Persons may be deemed to be the beneficial owners of 161,403,358 shares of Infonet Class A common stock and 243,847,764 shares of

Infonet Class B common stock (and up to an additional 12,430,420 shares of Infonet Class B common stock that may be acquired by the Stockholders pursuant to stock options to acquire shares of Infonet Class B common stock that are or will become exercisable on or prior to November 8, 2005). Such Infonet Class A common stock constitutes 100% of the issued and outstanding shares of Infonet Class A common stock based on the number of shares of Infonet Class A common stock outstanding as of November 2, 2004 (as represented by Infonet in the Merger Agreement). Such Infonet Class B common stock constitutes approximately 83.5% of the issued and outstanding shares of Infonet Class B common stock based on the number of shares of Infonet Class B common stock outstanding as of November 2, 2004 (as represented by Infonet in the Merger Agreement) and the exercise of 12,430,420 shares of Class B common stock by the Stockholders pursuant to stock options to acquire shares of Infonet Class B common stock. The Reporting Persons may be deemed to have shared power to vote the Shares with respect to those matters described above. However, the Reporting Persons (a) are not entitled to any other rights as stockholders of Infonet as to the Shares and (b) disclaim any beneficial ownership of the shares of Infonet common stock that are covered by the Stockholder Agreements.

To the knowledge of the Reporting Persons, no person listed on Schedule A hereto has an equity or other ownership interest in Infonet.

(c) As described in Items 3 and 4 of this Statement, British Telecommunications entered into the Stockholder Agreements and the Merger Agreement within the last 60 days.

(d) To the knowledge of the Reporting Persons, no person, other than the Stockholders as set forth on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Infonet deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Merger Agreement and the Stockholder Agreements, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A and between such persons and any other person with respect to any securities of Infonet, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Agreement and Plan of Merger dated as of November 8, 2004, by and among British Telecommunications plc, Blue Acquisition Corp. and Infonet Services Corporation.

2.1. Form of Stockholder Agreement dated as of November 8, 2004, between British Telecommunications plc and each of KDDI Corporation, KPN Telecom B.V., Swisscom AG, Telefónica International Holding B.V., TeliaSonera AB and Telstra Corporation Limited.

2.2. Form of Stockholder Agreement dated as of November 8, 2004, between British Telecommunications plc and each of José Collazo, Akbar Firdosy and Paul Galleberg.

3.1 Incumbency certificate of BT Group plc dated November 18, 2004.

3.2 Incumbency certificate of British Telecommunications plc dated November 18, 2004.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of November 18, 2004 that the information set forth in this statement is true, complete and correct.

BT Group plc

By:	/s/ LAURENCE STONE
Name:	Laurence Stone
Title:	Secretary

British Telecommunications plc

By:	/s/ STEPHEN J. PRIOR
Name:	Stephen J. Prior
Title:	Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF BT GROUP PLC

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of BT Group plc and British Telecommunications plc are set forth below.

BT Group plc

Name	Principal Occupation	Business Address	Citizenship
Sir Christopher Bland	Chairman	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Ben Verwaayen	Chief Executive	BT Centre 81 Newgate Street London, EC1A 7AJ	Dutch

Ian Livingston	Group Finance Director	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Pierre Danon	Chief Executive, BT Retail	BT Centre 81 Newgate Street London, EC1A 7AJ	French

Andy Green	Chief Executive, BT Global Services	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Dr. Paul Reynolds	Chief Executive, BT Wholesale	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Clayton Brendish	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Sir Anthony Greener	Deputy Chairman	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Louis R. Hughes	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	American

The Rt. Hon. Baroness Jay of Paddington PC	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	British

John Nelson	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Name	Principal Occupation	Business Address	Citizenship
Carl G. Symon	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	American

Maarten van den Bergh	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	Dutch

British Telecommunications plc
Name	Principal Occupation	Business Address	Citizenship
Ben Verwaayen	Chief Executive, BT Group plc	BT Centre 81 Newgate Street London, EC1A 7AJ	Dutch

Ian Livingston	Group Finance Director, BT Group plc	BT Centre 81 Newgate Street London, EC1A 7AJ	British

Laurence William Stone	Director	BT Centre 81 Newgate Street London, EC1A 7AJ	British

SCHEDULE B

STOCKHOLDERS PARTY TO A STOCKHOLDER AGREEMENT WITH

BRITISH TELECOMMUNICATIONS PLC

Shareholder Party to Stockholder Agreement	Class A Shares Beneficially Owned	Class B Shares Beneficially Owned
KDDI Corporation	15,346,108	32,543,455
KPN Telecom B.V.	28,918,283	54,386,079
Swisscom AG	28,918,283	54,386,079
Telefónica International Holding B.V.	28,918,283	38,439,411
TeliaSonera AB	34,449,783	59,917,579
Telstra Corporation Limited	24,852,618	0
José A. Collazo	0	3,234,259
Akbar H Firdosy	0	916,270
Paul A. Galleberg	0	24,632

Total	161,403,358	243,847,764	*

*	Does not include up to an additional 12,430,420 shares of Infonet Class B common stock that may be acquired pursuant to stock options to acquire shares of Infonet Class B common stock that are or will become exercisable on or before November 8, 2005.

INDEX OF EXHIBITS

1. Agreement and Plan of Merger dated as of November 8, 2004, by and among British Telecommunications plc, Blue Acquisition Corp. and Infonet Services Corporation.

2.1 Form of Stockholder Agreement dated as of November 8, 2004, between British Telecommunications plc and each of KDDI Corporation, KPN Telecom B.V., Swisscom AG, Telefónica International Holding B.V., TeliaSonera AB and Telstra Corporation Limited.

2.2. Form of Stockholder Agreement dated as of November 8, 2004, between British Telecommunications plc and each of José Collazo, Akbar Firdosy and Paul Galleberg.

3.1 Incumbency certificate of BT Group plc dated November 18, 2004.

3.2 Incumbency certificate of British Telecommunications plc dated November 18, 2004.